     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2000



                                                      REGISTRATION NO. 333-33410

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                       ---------------------------------


                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6
                             ----------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                         ------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                 CONCEPT SERIES

BABY BOOM ECONOMY PORTFOLIO-REGISTERED TRADEMARK- 2000 GROWTH & INCOME SERIES A

                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  UNIT INVESTMENT TRUST
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              PAINEWEBBER INCORPORATED
                                                         1285 AVENUE OF THE
                                                              AMERICAS
                                                         NEW YORK, NY 10019

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                  ROBERT E. HOLLEY
                                                          1200 HARBOR BLVD.
                                                         WEEHAWKEN, NJ 07087
                                  COPIES TO:
                            PIERRE DE SAINT PHALLE,
                                     ESQ.
                             450 LEXINGTON AVENUE
                              NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.


/X/ Check box if it is proposed that this filing will become effective upon filing on April 19, 2000, pursuant to Rule 487.

   -----------------------------------------------------------------------------
   -----------------------------------------------------------------------------

                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           CONCEPT SERIES
                           BABY BOOM ECONOMY PORTFOLIO-REGISTERED TRADEMARK-2000 GROWTH & INCOME SERIES A
                           (A UNIT INVESTMENT TRUST)
                           - DESIGNED TO TAKE ADVANTAGE OF THE ECONOMIC IMPACT OF THE BABY BOOM GENERATION

                           -----------------------------------------------------
SPONSORS:                  The Securities and Exchange Commission has not
MERRILL LYNCH,             approved or disapproved these Securities or passed
PIERCE, FENNER & SMITH     upon the adequacy of this prospectus. Any
INCORPORATED               representation to the contrary is a criminal offense.
PAINEWEBBER INCORPORATED   Prospectus dated April 19, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds-SM-
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, equity portfolios and international bond and equity portfolios.

Defined Asset Funds offer a number of advantages:
  - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, tolerance for risk or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS
                                       PAGE
                                        --
Risk/Return Summary and Portfolio....    3
What You Can Expect From Your
  Investment.........................    6
  Income.............................    6
  Records and Reports................    6
The Risks You Face...................    6
  Foreign Issuer Risk................    6
  Interest Rate Risk on the U.S.
    Treasury Securities..............    7
  Litigation and Legislation Risks...    7
Selling or Exchanging Units..........    7
  Sponsors' Secondary Market.........    7
  Selling Units to the Trustee.......    8
  Rollover/Exchange Option...........    8
How The Portfolio Works..............    9
  Pricing............................    9
  Evaluations........................   10
  Income.............................   10
  Expenses...........................   10
  Portfolio Changes..................   11
  Portfolio Termination..............   12
  No Certificates....................   12
  Trust Indenture....................   12
  Legal Opinion......................   13
  Auditors...........................   13
  Sponsors...........................   13
  Trustee............................   13
  Underwriters' and Sponsors'
    Profits..........................   13
  Public Distribution................   14
  Code of Ethics.....................   14
  Year 2000 Issues...................   14
  Advertising and Sales Literature...   15
Taxes................................   15
Supplemental Information.............   16
Financial Statements.................   17
  Report of Independent Accountants..   17
  Statements of Condition............   17

--------------------------------------------------------------------------------


RISK/RETURN SUMMARY


 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
     The Portfolio seeks total return through capital appreciation and current income by investing approximately 75% of its assets in a diversified portfolio of global equity securities and approximately 25% of its assets in fixed-income securities for approximately one year.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?

  -  The Portfolio plans to invest
     approximately 75% of its assets in a
     number of stocks favored by demographic
     trends--companies which should experience growth as the "baby boomer" generation grows older. Our Portfolio Consultants are Wall Street veterans William Sterling and Stephen Waite, authors of the book
     "Boomernomics," and authorities on the
     trends of baby boomers. Sterling and
     Waite, together with their team of
     financial professionals, selected the
     securities for this Portfolio. They
     believe that in the decade to come,
     economic globalization and advances in
     technology, coupled with the spending and saving patterns of this demographic group, are likely to have an important impact on the healthcare, technology, telecommunications, consumer products and financial services industries, and accordingly, have selected Portfolio securities in these industries.
  -  The baby boomers, the generation born
     between 1946 and 1964, have remarkably
     consistent saving, spending, and
     life-style patterns. Past baby boomer
     spending patterns appear to have a direct correlation to the growth of certain industries that meet the needs of baby boomers.
  -  The Sponsors believe that as the baby
     boomers and their children mature and
     adjust their lives for later years,
     spending patterns are likely to have a
     positive effect on the industries
     represented in the Portfolio.
  -  The Portfolio will invest approximately
     25% of its assets in fixed-income
     securities consisting of U.S. Government
     Treasury Securities with various
     maturities.

 3.  WHAT COUNTRIES AND INDUSTRIES ARE
     REPRESENTED IN THE PORTFOLIO?
     Based on current market values, the
     following countries are represented in
     the Portfolio:


     United States--Equity                  46%
     United States--Fixed Income           25%
     Japan                                  9%
     United Kingdom                        6%
     Canada                                 3%
     Sweden                                3%
     Switzerland                             3%
     Finland                                 2%
     France                                1.5%
     Netherlands                           1.1%
     Singapore                             0.4%


     Based upon the principal business of each equity issuer and current market values, the Portfolio represents the following industries:


  -  Financial Services                         17%
  -  Health Sciences                            16%
  -  Technology                                15%
  -  Telecommunications/Equipment             15%
  -  Consumer Products                          9%
  -  Diversified Manufacturing Operations        2%
  -  Utilities                                    1%



     In addition, approximately 25% of the
     Portfolio is invested in U.S. Government
     Treasury Securities.

 4.  WHAT ARE THE SIGNIFICANT RISKS?

     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:
  -  Domestic and international stock prices
     can be volatile. Market factors may cause the prices of the stocks to change.

  -  This Portfolio contains a number of
     foreign securities. Some of the risks of holding foreign securities include:
     --political/economic developments;
     --withholding taxes;

--------------------------------------------------------------------------------

                                   Portfolio

-------------------------------------------------------------------


Baby Boom Economy Portfolio 2000 Growth & Income Series A

Defined Asset Funds


                                                             PRICE PER SHARE
                                         PERCENTAGE OF        TO PORTFOLIO         COST TO PORTFOLIO
LOCATION AND NAME OF ISSUER*             PORTFOLIO (1)       IN U.S. DOLLARS      IN U.S. DOLLARS (2)
------------------------------------------------------------------------------------------------------

CANADA
 1. Ballard Power Systems, Inc.*+             0.75%            $   80.0625           $   12,810.00
 2. Nortel Networks Corporation+              1.51                108.7500               25,665.00
 3. PMC-Sierra, Inc.*+                        0.76                160.9375               12,875.00

FINLAND
 4. Nokia Corporation+                        0.74                 51.1875               12,540.94
 5. Sonera Corporation+                       1.49                 50.2500               25,376.25

FRANCE
 6. Axa+                                      1.48                 72.9375               25,163.44

JAPAN
 7. DDI Corporation+                          0.65             10,989.0110               10,989.01
 8. Fuji Soft ABC, Inc.+                      0.75                 42.8094               12,842.81
 9. Nintendo Company Ltd.+                    1.44                 18.8750               24,537.50
10. Nippon Telegraph & Telephone
    Corporation+                              1.47                 66.2500               24,976.25
11. NTT Data Corporation+                     0.71             12,135.6904               12,135.69
12. NTT DoCoMo, Inc.+                         2.03                172.5000               34,500.00
13. Softbank Corporation+                     0.58                490.2054                9,804.11
14. Sony Corporation+                         1.48                244.3750               25,170.63

NETHERLANDS
15. Equant N.V.*+                             0.74                 80.0000               12,640.00
16. ING Groep N.V.+                           0.36                 55.5637                6,167.57

SINGAPORE
17. DBS Group Holdings Limited+               0.38                 12.7782                6,389.12

SWEDEN
18. Skandia Forsakrings AB+                   2.28                 43.5968               38,844.77
19. Telefonaktiebolaget LM Ericsson
    AB+                                       1.12                 83.9375               19,137.75


----------------------------
(1) Based on Cost to Portfolio in U.S. dollars.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 18, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.


 * These stocks currently do not pay dividends.


                        --------------------------------


The securities were acquired on April 18, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

                                   Portfolio

-------------------------------------------------------------------


Baby Boom Economy Portfolio 2000 Growth & Income Series A

Defined Asset Funds


                                                             PRICE PER SHARE
                                         PERCENTAGE OF        TO PORTFOLIO         COST TO PORTFOLIO
LOCATION AND NAME OF ISSUER*             PORTFOLIO (1)       IN U.S. DOLLARS      IN U.S. DOLLARS (2)
------------------------------------------------------------------------------------------------------

SWITZERLAND

20. Julius Baer Holding Ltd.+                 1.49%            $3,613.8047            $ 25,296.63

21. Novartis AG+                              0.33              1,414.2023               5,656.81

22. Phonak Holding AG+                        0.41              2,348.9731               7,046.92

23. Roche Holding AG+                         0.37                108.0000               6,264.00

UNITED KINGDOM

24. ARM Holdings PLC*+                        0.76                 50.0575              12,864.77

25. COLT Telecom Group PLC*+                  1.16                 42.8252              19,699.59

26. Glaxo Wellcome PLC+                       1.11                 29.0081              18,942.27

27. Lloyds TSB Group PLC+                     0.36                  9.8773               6,193.05

28. SmithKline Beecham PLC+                   0.37                 12.9960               6,277.06

29. Vodafone AirTouch PLC+                    1.55                  4.7847              26,406.61

30. WPP Group PLC+                            0.75                 13.3750              12,679.48

UNITED STATES

31. Abgenix, Inc.*                            0.38                 81.9375               6,473.06

32. America Online, Inc.*                     0.75                 60.5000              12,765.50

33. American Home Products
   Corporation                                0.37                 56.3125               6,363.31

34. American International Group,
   Inc.                                       1.50                105.1875              25,455.38

35. Best Buy Co., Inc.*                       1.11                 80.4375              18,902.81

36. Bristol-Myers Squibb Company              0.74                 65.2500              12,658.50

37. Broadcom Corporation*                     0.79                157.0000              13,502.00

38. The Charles Schwab Corporation            0.71                 44.5625              12,076.44

39. The Chase Manhattan Corporation           1.49                 80.7500              25,436.25

40. Chiron Corporation*                       0.39                 45.5000               6,597.50

41. Circuit City Stores-Circuit
   City Group                                 1.12                 56.0625              19,061.25

42. Cisco Systems, Inc.*                      1.49                 69.2500              25,276.25

43. Citigroup, Inc.                           1.85                 62.3750              31,499.38

44. CuraGen Corporation*                      0.38                 29.8125               6,499.13
45. Dell Computer Corporation*                1.10                 50.5000              18,786.00


----------------------------
(1) Based on Cost to Portfolio in U.S. dollars.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 18, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.


 * These stocks currently do not pay dividends.


                        --------------------------------


The securities were acquired on April 18, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

                                   Portfolio

-------------------------------------------------------------------


Baby Boom Economy Portfolio 2000 Growth & Income Series A

Defined Asset Funds


                                                             PRICE PER SHARE
                                         PERCENTAGE OF        TO PORTFOLIO         COST TO PORTFOLIO
LOCATION AND NAME OF ISSUER*             PORTFOLIO (1)       IN U.S. DOLLARS      IN U.S. DOLLARS (2)
------------------------------------------------------------------------------------------------------

UNITED STATES--CONTINUED

46. Eli Lilly and Company                      0.74%           $   73.2500           $   12,599.00
47. EMC Corporation*                           1.11               129.8750               18,831.88
48. Genentech, Inc.*                           1.52               136.5000               25,798.50
49. General Electric Company                   1.87               156.5000               31,769.50
50. The Goldman Sachs Group, Inc.              1.50                93.7500               25,500.00
51. The Home Depot, Inc.                       1.10                58.6875               18,780.00
52. Human Genome Sciences, Inc.*               0.38                69.3125                6,446.06
53. ImClone Systems, Inc.*                     0.36                73.0000                6,132.00
54. Immunex Corporation*                       0.78                48.0625               13,265.25
55. Intel Corporation                          1.10               129.0000               18,705.00
56. JDS Uniphase Corporation*                  1.48                94.0625               25,114.69
57. Johnson & Johnson                          1.10                81.5000               18,745.00
58. Lowe's Companies, Inc.                     1.12                54.8750               18,986.75
59. MCI WorldCom, Inc.*                        0.37                41.2500                6,352.50
60. MedImmune, Inc.*                           0.76               151.0000               12,986.00
61. Merck & Company, Inc.                      0.37                66.2500                6,360.00
62. Microsoft Corporation*                     1.49                80.5625               25,296.63
63. Millenium Pharmaceuticals,
   Inc.*                                       0.38               114.8750                6,547.88
64. Morgan Stanley Dean Witter &
   Co.                                         2.22                75.5625               37,856.81
65. Motorola, Inc.                             0.75               117.5000               12,690.00
66. Network Appliance, Inc.*                   1.17                60.2500               19,942.75
67. Northern Trust Corporation                 1.91                70.0000               32,550.00
68. Oracle Corporation*                        1.12                78.9375               19,102.88
69. Pfizer, Inc.                               1.48                39.5625               25,240.88
70. Schering-Plough Corporation                0.74                39.9375               12,620.25
71. Sepracor, Inc.*                            0.73                84.0000               12,432.00
72. Texas Instruments, Inc.                    0.77               148.6875               13,084.50
73. Wal-Mart Stores, Inc.                      1.11                54.5625               18,824.06
74. Warner-Lambert Company                     0.75               107.5000               12,685.00
75. Xilinx, Inc.*                              1.17                69.5000               19,668.50
                                             ------                                  -------------
                                              75.00%                                 $1,276,160.06
                                             ======                                  =============


----------------------------
(1) Based on Cost to Portfolio in U.S. dollars.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on April 18, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


 + The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.


 * These stocks currently do not pay dividends.

                        --------------------------------


The securities were acquired on April 18, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                        --------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

                                   Portfolio

-------------------------------------------------------------------

Baby Boom Economy Portfolio 2000 Growth & Income Series A
Defined Asset Funds



                                                                    PERCENTAGE OF                                     COST
PORTFOLIO TITLE                 S&P RATING   FACE AMOUNT   COUPON     PORTFOLIO             MATURITY              TO PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT TREASURY SECURITIES (25%)

United States Treasury Notes       AAA        $ 84,000      6.50%        5.01%              05/31/01              $   85,292.19
United States Treasury Notes       AAA          84,000      6.25         4.99               06/30/02                  84,973.44
United States Treasury Notes       AAA          84,000      6.25         5.00               02/15/03                  85,026.56
United States Treasury Notes       AAA          84,000      6.00         4.95               08/15/04                  84,256.25
United States Treasury Notes       AAA          84,000      6.50         5.05               05/15/05                  85,929.69
                                                                                                                  -------------
                                                                        25.00%      Total Cost of Treasuries:     $  425,478.13
                                                                        =====                                     =============
                                                                                    Total Cost                    $1,701,638.19
                                                                                                                  =============


                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE PORTFOLIO IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

     -- exchange controls or local
     restrictions on dividend payments;
     -- currency risk;
     -- less available public information;
     and
     -- less liquidity.
  -  Rising interest rates will reduce the
     value of the bonds.
  -  Generally, bonds with longer maturities
     will change in value more than those
     with shorter maturities.
  -  You may suffer a loss if the prices of
     the stocks and bonds decline prior to
     the termination of the portfolio or any
     earlier time that you may sell your
     units.
  -  The asset allocation percentages of the
     Portfolio are calculated as of the date
     of deposit. Asset allocation percentages may vary on any subsequent day due to fluctuations in the market value of the Portfolio securities.
  -  The Portfolio may continue to purchase
     or hold the securities originally
     selected even though their market value
     may have changed, or they may be subject to sell recommendations from one or more of the Sponsors.
  -  Even if there are no changes in the
     Portfolio securities from year to year,
     you still must pay taxes on any gain.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
  -  This Portfolio was designed to meet the
     financial needs of investors who are
     generally in their prime earning years.
     While they frequently can afford to
     invest more of their money, they have
     less time in the workforce to recover
     assets in the event of a loss in the
     stock market.

  -  When it comes to investing, it's
     important to balance how much risk
     you're willing to take with your
     investment portfolio, with the reward
     that you want for the long-term. One way to do this is to find the appropriate allocation of stocks and bonds to provide the growth you want, with a risk level that is comfortable for you. If accumulating assets is your investment goal, you may want to take a more moderate approach to stocks, and include bonds to help offset your risk.

  - The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment or the interest risk involved with a bond investment. It may not be appropriate if you want a speculative investment that changes to take advantage of market movements, or if you are seeking preservation of capital or high current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?
     This table shows the costs and expenses
     you may pay, directly or indirectly,
     when you invest in the Portfolio.

     ESTIMATED ANNUAL PORTFOLIO OPERATING
     EXPENSES



                                       AS A %
                                         OF            AMOUNT
                                         NET         PER 1,000
                                       ASSETS          UNITS
                                       ------        ---------
                                       .091  %         $0.90
     Trustee's Fee
                                       .003  %         $0.03
     Evaluator's Fee
                                       .071  %         $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
                                       .151  %         $1.49
     Portfolio Consultants' Fee
                                       .250  %         $2.48
     Creation and   Development Fee
                                       .118  %         $1.17
     Other Operating Expenses
                                      -------          -----
                                       .684  %         $6.77
     TOTAL



     The Creation and Development Fee (estimated at
     $.00248 per unit) compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection. This fee historically had been included in the sales fee.



     ORGANIZATION COSTS per 1,000           $2.21
     units (deducted from Portfolio
     assets at the close of the
     initial offering period)



     INVESTOR FEES
                                              2.50%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)



     You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $15.00
     ($2.50 per 1,000 units deducted from the Portfolio's net asset value in six monthly payments beginning September 1, 2000).

--------------------------------------------------------------------------------

     EXAMPLE
     This example may help you compare the
     cost of investing in the Portfolio to
     the cost of investing in other
     portfolios.

     The example assumes that you invest
     $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same.
     Although your actual costs may be higher or lower, based on these assumptions your costs would be:


     1 Year  3 Years  5 Years  10 Years
      $343    $848    $1,379    $2,831



 7.  IS THE PORTFOLIO MANAGED?
     Unlike a mutual fund, the Portfolio is
     not managed and securities are not sold
     because of market changes. The Sponsors
     monitor the Portfolio and may instruct
     the Trustee to sell securities under
     certain limited circumstances. However,
     given the investment philosophy of the
     Portfolio, the Sponsors are not likely to do so.

 8.  HOW DO I BUY UNITS?

     The minimum investment is $250.

     You can buy units from any of the
     Sponsors and other broker-dealers. The
     Sponsors are listed later in this
     prospectus. Some banks may offer units
     for sale through special arrangements
     with the Sponsors, although certain legal restrictions may apply.

     UNIT PRICE PER 1,000 UNITS        $999.88
     (as of April 18, 1999)

     Unit price is based on the net asset
     value of the Portfolio plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the organization costs shown on page 4, to which no sales fee has been applied. Domestic Portfolio securities are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time, and foreign Portfolio stocks are valued at the U.S. dollar exchange rate at 2:30 p.m. Eastern time, every business day.

     An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day, during the initial offering period and any subsequent offering periods designated by the Sponsors, at a price at which the bonds can be directly purchased by the public assuming they were available, and at all other times on the basis of current bid prices.
     Unit price changes every day with changes in the prices of the securities in the Portfolio.

 9.  HOW DO I SELL UNITS?
     You may sell your units at any time to
     any Sponsor or the Trustee for the net
     asset value determined at the close of
     business on the date of sale, less any
     remaining deferred sales fee and the
     costs of liquidating securities to meet
     the redemption.

10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
     The Portfolio pays distributions of any
     income, net of expenses, on the 25th of
     December, 2000, if you own units on the
     10th of those months. Distributions of
     ordinary income will be dividends for
     federal income tax purposes. Corporate
     investors may be eligible for the
     dividends-received deduction with respect to a portion of these distributions.
     Distributions to foreign investors will
     generally be subject to withholding
     taxes. Because some of the income
     received by the Portfolio would generally not be subject to U.S. withholding taxes if received directly by foreign investors, an investment in the Portfolio may be inappropriate for such investors.

11.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of
     the Portfolio. Unless you choose
     reinvestment, you will receive your
     income distributions in cash.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of another Baby Boom Economy
     Portfolio at no additional sales fee, and certain other Defined Asset Funds at a reduced sales fee. You may also exchange into this Portfolio from certain other funds.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

Each Portfolio will pay to you any income it has received one time during its life. There can be no assurance that any dividends will be declared or paid.

Changes in interest rates generally will not affect your income because the portfolio is fixed.

Along with your income, you will receive your share of any available bond principal.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new securities are deposited in exchange or substitution for securities originally deposited;
- a statement of income payments two times a year;
- a final report on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISER IN THIS REGARD.

You may request copies of securities evaluations to enable you to comply with federal and state tax reporting requirements and audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

FOREIGN ISSUER RISK

Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. They may include:
  - political and economic developments;
  - possibility of withholding taxes;
  - exchange controls or other governmental restrictons on the payment of dividends;
  - conversion of local currency to U.S. dollars upon the sale of Portfolio Securities;
  - less publicly available information; and
  - absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

AMERICAN DEPOSITARY SHARES AND RECEIPTS

American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.

FOREIGN CURRENCY RISK

Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates.

At the present time the Sponsors do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.

LIQUIDITY

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. You should know that:
  - securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States;
  - a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and the foreign country deteriorate markedly; and
  - the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.

INTEREST RATE RISK ON THE U.S. TREASURY SECURITIES

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, fixed income securities with longer maturities will change in value more than those with shorter maturities. Of course, we cannot predict how interest rates may change.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolios.

Future tax legislation could affect the value of the a Portfolio by:
  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in a Portfolio.

If you sell your units before the final deferred sales fee payment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $2,000,000 you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the Portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:
  - if the New York Stock Exchange or any other foreign exchanges on which portfolio securities are listed, if any, is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange or any other foreign exchanges on which portfolio securities are listed, if any, is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When the Portfolio is about to terminate, you may have the option to roll your proceeds into the next Baby Boom Economy Portfolio Series if one is available.

If you hold your Units with one of the Sponsors and notify your financial adviser by May 31, 2001, your units will be redeemed and the proceeds from the sale of the securities will be reinvested in units of a new Baby Boom Economy Portfolio Series. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolios terminate.

The Portfolio will terminate by July 5, 2001. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unitholders.

If you participate in the rollover, you may realize taxable capital gain but may not be entitled to a deduction for any capital loss recognized on the rollover. You should consult your tax adviser in this regard.

If you continue to hold your units, you may exchange units of this Portfolio any time before the Portfolio terminates for units of other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds and unit trusts for units of certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE PORTFOLIO WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offring period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initital offering period.

The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in six monthly installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor.) The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee and the independent evaluator value the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices. Evaluations for foreign stocks are generally based on the U.S. dollar equivalent of the last reported closing sales prices or, if closing sales prices are not available, at the mean between the closing bid and offer prices. On holidays when the U.S. Government is closed (Columbus Day and Veterans's Day), the portion of the net asset value relating to the U.S. Government Treasury Securities will be based on the previous day's closing price. Bonds are generally evaluated on the offer side during the initial offering period and during any subsequent offering periods designated by the Sponsors, and on the bid side at all other times. Under current market conditions, the bid prices for Treasury obligations of the type deposited in the Portfolios are expected to be
approximately      % less than the offer price.

INCOME
- Interest on any fixed income securities purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the securities are delivered to the Portfolio. If a security is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the security as failed.
- The Trustee credits any dividends received and any interest income to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.
- Each unit receives an equal share of distributions of interest and dividend income, if any, net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Series, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors. The Portfolios also pay the Evaluator's fees.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's, Evaluator's and Sponsors'fees may be adjusted for inflation without investors' approval.

The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.

The maximum sales fee is effectively reduced if you invest as follows:

                         YOUR MAXIMUM SALES
    IF YOU INVEST:          FEE WILL BE:
    --------------       ------------------
Less than $50,000               2.50%
$50,000 to $99,999              2.25%
$100,000 to $249,999            1.75%
$250,000 to $999,999            1.50%
$1,000,000 to
$4,999,999                      0.75%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Portfolio Consultants will continue to monitor the Portfolios and will periodically report their findings and recommendations, if any, to the Sponsors. They will receive a fee of 0.15% of net assets accrued daily and paid quarterly.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;

  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolios are about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without consent of investors. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning

Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolios; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Evaluator and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statements of Condition included in this prospectus.

SPONSORS

The Sponsors are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

SELECTED DEALERS


DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048


Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the

Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


During the initial offering period, the Sponsors may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsors experienced a loss of $2,305.99 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeems them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year.

                               DEALER CONCESSION AS
                                  A % OF PUBLIC
         AMOUNT PURCHASED         OFFERING PRICE
         ----------------      --------------------
     Less than $50,000                 2.00%
     $50,000 to $99,999                1.80%
     $100,000 to $249,999              1.45%
     $250,000 to $999,999              1.25%
     $1,000,000 and over               0.50%

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring pre-clearance and reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date, we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000.

However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact would be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

Advertising and sales literature may include brief descriptions of the principal businesses and products of the companies represented in the Portfolio. This material may include a chart showing the historical development of baby boomers and related events.

TAXES

The following summarizes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.


In the opinion of our counsel, under existing law:



GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT



The Portfolio intends to qualify for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.



DISTRIBUTIONS



Distributions to you of the Portfolio's interest income and dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, to the extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your Units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.



Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate investors may be eligible for the 70% dividends-received deduction with respect to these distributions. You should consult your tax adviser.



Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your Units.



GAIN OR LOSS UPON DISPOSITION



You will generally recognize capital gain or loss when you dispose of your Units. If you receive Securities upon redemption of your Units (including pursuant to the rollover option), you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.



If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize on a disposition of your Units will be long-term if you have held your Units for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.



YOUR BASIS IN THE SECURITIES



Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge and the Creation and Development Fee. You should not increase your basis in your Units by deferred sales charges or organizational expenses.



FOREIGN INVESTORS



If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on distributions. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.



RETIREMENT PLANS



You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolios by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolios. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Concept Series, Baby Boom Economy Portfolio 2000 Growth & Income Series A, Defined Asset Funds (the "Fund"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Fund as of April 19, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of April 19, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
New York, NY
April 19, 2000



                  STATEMENT OF CONDITION AS OF APRIL 19, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $      1,701,638.19
Accrued interest to initial date of deposit on underlying
  Securities.............................................             7,932.54
                                                           -------------------
    Total................................................  $      1,709,570.73
                                                           ===================
LIABILITIES AND INTEREST OF HOLDERS
    Advance by Trustee for accrued interest(3)...........  $          7,932.54
    Reimbursement of Sponsors for organizational
     expenses(2).........................................             3,798.61
                                                           -------------------
    Subtotal.............................................            11,731.15
                                                           -------------------
Interest of Holders of 1,718,826 units of fractional
  undivided interest outstanding
    Cost to investors(4)(5)..............................  $      1,718,619.74
    Gross underwriting commissions and organization
     expenses(2)(5)......................................           (20,780.16)
                                                           -------------------

    Subtotal.............................................         1,697,839.58
                                                           -------------------

    Total................................................  $      1,709,570.73
                                                           ===================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under the Portfolio determined by the Trustee at 4:00 p.m., Eastern time on April 18, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $1,711,876.72 and deposited with the Trustee. The amount of the letter of credit includes $1,703,944.18 for the purchase of securities, plus $7,932.54 for accrued interest.


        (2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.21 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated amount shown above the Sponsors will pay for this excess amount.

        (3) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.

        (4) Aggregate Unit price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on April 18, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $2.50 per 1,000 Units is payable on September 1, 2000 and thereafter on the 1st day of each month through February 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied.

DEFINED ASSET FUNDS-R-


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         BABY BOOM ECONOMY PORTFOLIO
recent free Information                  2000 SERIES
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-33410) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-1777).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                  100611RR--4/00

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          PaineWebber Incorporated....................................        8-16267

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          PaineWebber Incorporated....................................       13-2638166
          The Chase Manhattan Bank, Trustee...........................       13-4994650

                                  UNDERTAKING


The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. In addition, the Sponsors will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
Equity Investor Fund, Select S&P Industrial Portfolio--1998
Series H....................................................       333-64577
Equity Income Fund, Baby Boom Economy Portfolios, 1999
Series......................................................        33-72365



                       CONTENTS OF REGISTRATION STATEMENT


The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:


       1.1   -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Defined Asset Funds Municipal Defined Fund
               Series 2, 1933 Act File No. 333-61285).
             -- Form of Standard Terms and Conditions of Trust Effective October 21,
      1.1.1  1993 (incorporated by reference to Exhibit 1.1.1 to the Registration
               Statement of Municipal Investment Trust Fund, Multistate Series-48,
               1933 Act File No. 33-50247).
             -- Merrill Lynch Code of Ethics (incorporated by reference to Exhibit
      1.11.1 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement
               of Equity Participation Series, Low Five Portfolio, Defined Asset
               Funds, 1933 Act File No. 333-05685.
             -- Equity Investor Fund Code of Ethics (incorporated by reference to
      1.11.2 Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration of
               Equity Participation Series Low Five Portfolio, Defined Asset Funds,
               1933 Act File No. 333-05685).
       1.2   -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate
               Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933
               Act File No. 2-90925).
       2.1   --Form of Certificate of Beneficial Interest (included in Exhibit
             1.1.1).
       3.1   -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings "How
               The Fund Works--Legal Opinion" in the Prospectus.
       4.1   --Consent of the Evaluator.
       5.1   --Consent of independent accountants.
       9.1   -- Information Supplement (incorporated by reference to Exhibit 9.1 to
             Amendment No. 4 to the Registration Statement of Municipal Investment
               Trust Fund, Insured Series--207, 1933 Act File No. 33-54037 and
               Exhibit 9.1 to the Registration Statement of Equity Investor Fund,
               Select 10 Portfolio 1999 International Series A (United Kingdom
               Portfolio), 1933 Act File No. 333-70593).

                              DEFINED ASSET FUNDS
                              EQUITY INVESTOR FUND

           BABY BOOM ECONOMY PORTFOLIO 2000 GROWTH & INCOME SERIES A


                                   SIGNATURES


    The registrant hereby identifies the series number of Defined Asset Funds listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 19TH DAY OF APRIL, 2000.


                    SIGNATURES APPEAR ON PAGES R-3 AND R-4.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS
     JAY M. FIFE
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)